SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

Ellomay Capital Ltd. (formerly NUR Macroprinters Ltd)

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M39927104

(CUSIP Number)

Fortissimo Capital Fund
14 Hamelacha Street
Park Afek, Rosh Ha'ayin ISRAEL 48091
Telephone: 972 (3) 915-7400
Attention: Marc Lesnick

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 7, 2009

(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b)

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b)

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel-DP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b)

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b)

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

This amendment amends the Schedule 13D/A filed on April 1, 2008  by  Fortissimo Capital Fund GP, L.P. ("FFC-GP"), Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman, collectively referred to herein as the "Reporting Persons"), with respect to ownership of the ordinary shares of Ellomay Capital Ltd. (the “Company”, formerly NUR Macroprinters Ltd.).

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) Each of the Reporting Person's allocation is as follows:

Entity	Number of Shares	Number of Warrants	% beneficially owned *

FFC-GP	-0-	-0-	0%

FFC-Israel	-0-	-0-	0%

FFC-Israel –DP	-0-	-0-	0%

FFC Cayman	-0-	-0-	0%
__________

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days

 (d)-(e)  On May 7, 2009, the Reporting Persons ceased to be beneficial owners of more than 5% of the Ordinary Shares.

Item6.	Interest in the Securities of the Issuer Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 is amended and restated as follows:

Share Purchase Agreement

On March 27, 2008, Kanir LP, S. Nechama Investments (2008) Ltd., a private company wholly owned by Mr. Shlomo Nechama (“Nechama Investments”; and together with Kanir LP, the “Purchasers”), and the Reporting Persons entered into a Securities Purchase Agreement (the “SPA”). Pursuant to the terms of the SPA, on March 27, 2008, the Purchasers purchased from the Reporting Persons 25,714,285 Ordinary Shares and warrants to purchase 15,100,757 Ordinary Shares for aggregate consideration, which includes a control premium, of approximately $35.5 million, subject to downward adjustments over the subsequent two years, pursuant to the terms of the SPA.  One-third of the securities were purchased by Kanir LP and two-thirds were purchased by Nechama Investments (the “Purchaser Proportions”).  The Reporting Persons also assigned to the Purchasers their registration rights relating to the securities being sold.

Pursuant to the SPA, with respect to additional warrants to purchase 4,184,957 Ordinary Shares, the Purchasers granted the Reporting Persons a put option exercisable at $0.50 per warrant (the “Put Option”), and the Reporting Persons granted the Purchasers a call option exercisable at $0.80 per warrant, in each case, subject to equitable adjustments in the event of customary capitalization events or dividend distributions. Said options, which were allocated between the Purchasers based on the Purchaser Proportions, are exercisable during the period commencing on March 27, 2009 and ending on the earlier to occur of (i) March 27, 2010 and (ii) the date on which such warrants have been listed for trade on a stock market.

Pursuant to the terms of the SPA, Fortissimo exercised the Put Option during the requisite period and the Purchasers acquired such warrants on May 7, 2009. Accordingly, Fortissimo no longer holds any securities of the Company.

Fortissimo retains an interest in certain cash amounts held in escrow by a trustee to cover various indemnifications pursuant to the sale of certain assets of the Company to Hewlett Packard that was consummated in March 2008.

Item 7.	Material to be Filed as Exhibits

11.	Securities Purchase Agreement, dated as of March 27, 2008, among Kanir LP, Nechama Investments and the Fortissimo Entities*

12.	Co-sale Undertaking Letter, dated March 27, 2008, among the Fortissimo Entities and certain individuals*

————
*Included in Amendment Number 1, filed on April 1, 2008.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2009

1. Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/Yuval Cohen
Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/Yuval Cohen
Yuval Cohen, Director

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/Yuval Cohen
Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/Yuval Cohen
Yuval Cohen, Director